July 19, 2019


J. Stephen Feinour, Jr., Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

   Re:          Global Beta ETF Trust
                File Nos. 333-232249; 811-23450

Dear Mr. Feinour:

       We have reviewed the registration statement for Global Beta ETF Trust filed on Form
N-1A with the Securities and Exchange Commission on June 21, 2019, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

   Cover Page

1. Please provide the staff with the Fund's ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.


   Fees and Expenses

2. Please provide the staff with a completed fee table and expense example as soon as practicable.

3. Please include an AFFE line in the fee table or confirm to the staff that no AFFE line is required. The staff notes that the prospectus states on page 2 that the Adviser may purchase or sell investments, including ETFs and other investment company securities, and the
   Principal Investment Risks section includes a risk called "ETFs and Other Investment
   Companies Risk", also on page 2.
 J. Stephen Feinour, Jr.
Global Beta ETF Trust
July 19, 2019
Page 2


    Principal Investment Strategies

4. The Fund's name includes the term "global." It appears the Fund will not "invest [its] assets in investments that are tied economically to a number of countries throughout the world."
   See Investment Company Names, Investment Company Act Release No. 24828, at
n. 42 (Jan.
   17, 2001). Rather, it appears that Global Beta refers to the name of the Adviser. Please prominently disclose, if true, that the Fund will invest only or primarily in U.S. companies.

5. On page 1, the prospectus states that the "Target Index is designed to reflect the performance of the constituents from the S&P 900 with the highest average twelve month trailing dividend yield over each of the prior four quarters, diversified by Global Industry Classification
   Standard (`GICS') sector and re-weighted based on revenue." However, the disclosure does not explain the components of the S&P 900 Index or the geographic locations and market capitalization sizes of the companies whose stock is included in the Target Index. Please add applicable disclosure addressing this information.

6. The Target Index the Fund tracks is described on pages 1 and 2 of the prospectus. Please add to that disclosure (i) the number of index components (a range is acceptable), (ii) the index weighting methodology, and (iii) further explanation regarding how the Global Industry
   Classification Standard ("GICS") factors into the Target Index methodology, including whether the Target Index will match the S&P 900 weighting of each GICS industry.

7. On page 2, the prospectus states that the "S&P Dow Jones Indices LLC (the `Index
   Provider'), in consultation with the Adviser, developed the Target Index methodology."
   Please disclose whether the Adviser retains any ongoing interest, control, role, or involvement in the index (e.g., retains intellectual property rights, or expects or requires consultation or approval of index changes).

8. Please provide the staff with the index methodology (i.e., white paper) for the Target Index.


    Principal Investment Risks

9. We note that the Principal Investment Risks appear to be in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield, and total return. Please note that after listing the most significant risks of the
   Fund, the remaining risks may be alphabetized. See speech of Dalia Blass to the ICI, Oct. 25,
   2018.

10. The Principal Investment Risks section includes a "REIT Risk" on page 3 of the prospectus.
    However, REITs are not mentioned in the Principal Investment Strategies section above. If the Fund considers investing in REITs to be a principal investment strategy, please add related disclosure in the Principal Investment Strategies section; otherwise, it should not be listed as a principal risk.
 J. Stephen Feinour, Jr.
Global Beta ETF Trust
July 19, 2019
Page 3



    Management

11. The prospectus states on page 4 that Justin Lowry and Vince Lowry have been portfolio managers of the Fund "since inception." Please include the year of the Fund's inception here when known.


    More Information About the Fund's Principal Investment Strategies

12. On page 5, the prospectus states that "Each Target Index is unmanaged and cannot be invested in directly." Please explain what is meant by "[e]ach Target Index," as this implies that there is more than one Target Index, which is not indicated elsewhere in the prospectus.


    Portfolio Managers

13. The prospectus indicates on page 9 that the information regarding each of the portfolio managers will be provided later. Please provide the staff with this information for review as soon as practicable.


    Index Provider

14. On page 16, the prospectus states that "[p]ursuant to a sub-licensing agreement between the
    Adviser and the Trust, the Adviser provides the use of the Target Index and related intellectual property to the Trust and the Fund." Please explain what is meant by "provides the use" of the index here.


Statement of Additional Information

    Management of the Trust

15. On page 15, information regarding the Trustees and Officers has not yet been included in the prospectus. Please provide that information to the staff for review as soon as practicable.
 J. Stephen Feinour, Jr.
Global Beta ETF Trust
July 19, 2019
Page 4


Closing

          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

         Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

         In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at
(202) 551-6405.

                                                Sincerely,

                                                /s/ Samantha Brutlag

                                                Samantha Brutlag
                                                Senior Counsel
                                                Disclosure Review Office


cc:     Michael J. Spratt, Assistant Director
        Keith A. OConnell, Branch Chief